                                                                   Exhibit 12(a)



                          J. C. Penney Company, Inc.
                      (the Company and all subsidiaries)

      Computation of Ratios of Available Income to Combined Fixed Charges
                   and Preferred Stock Dividend Requirement

                                              52 weeks      53 weeks
                                                ended         ended
                                              --------      --------
                                              Oct. 29,      Oct. 30,
                                                1994          1993
                                              --------      --------
($ Millions)
Income from continuing operations
  (before income taxes,
  before capitalized interest,
  but after preferred stock dividend)         $ 1,673       $ 1,402
                                              --------      --------

Fixed charges

  Interest (including capitalized
   interest)

     On operating leases                           97            96
     On short term debt                            73            41
     On long term debt                            227           258
     On capital leases                              8            10
     Other, net                                    (1)           11
                                              --------      --------
          Total fixed charges                     404           416

Preferred stock dividend, before taxes             51            52
                                              --------      --------

Combined fixed charges and preferred stock
  dividend requirement                            455           468
                                              --------      --------

Total available income                        $ 2,128       $ 1,870
                                              ========      ========

Ratio of available income to combined
  fixed charges and preferred stock
  dividend requirement                            4.7           4.0
                                              ========      ========


The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.

The Company believes that, due to the seasonal nature of its business, ratios for a period other than a 52 or 53 week period are inappropriate.